Annual Report

Cover Page

Name of issuer:

Daniel Film LLC

Legal status of issuer:

Form: Limited Liability Company

Jurisdiction of Incorporation/Organization: NM

Date of organization: 2/12/2024

Physical address of issuer:

1209 Mountain Road PL NE
Ste R
Albuquerque NM 87110

Website of issuer:

https://danielthemovie.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

2

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$486,139.00	$0.00
Cash & Cash Equivalents:	$179,918.00	$0.00
Accounts Receivable:	$0.00	$0.00
Current Liabilities:	$76,136.00	$0.00
Non-Current Liabilities:	$0.00	$0.00
Revenues/Sales:	$0.00	$0.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	($69,492.00)	$0.00

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to

repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Daniel Film LLC

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Travis Mann	Producer	Cobalt Pictures	2024
Matthew Kooman	Director / Editor	Unveil Studios Inc.	2024
Daniel Kooman	Director / Producer	Unveil Studios Inc.	2024

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Travis Mann	Chief Executive Manager	2024
Daniel Kooman	Manager	2024

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Unveil Studios	80.0 Class A Units. Unveil Studios if 50/50 owned by Matthew Kooman and Daniel Kooman.	80.0
Cobalt Studios	20.0 Class A Units. Cobalt Studios is 100% owned by Travis Mann	20.0

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such

direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. ***Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

Limited Operating and Production History of Daniel Film LLC. Daniel Film is a recently formed entity with limited operating history. While the principals of Management have experience in the entertainment industry and film production, they have not managed a vehicle with the same production and distribution strategy as Company before. This lack of experience may contribute to the inability of Company to implement and execute its business strategy. Company's business plan should be evaluated on the basis that there can be no assurance that Management's assessment of business opportunities will prove accurate or that Company will achieve its business objectives.

Reliance on Management. All decisions with respect to the operation of the Company will be made exclusively by Management. Decisions regarding the production of the Film will be made by its producers, director and Management. Such discretion will be exercised without the consent of the investors. Persons who purchase Units will not have advance knowledge of or the opportunity to evaluate certain significant decisions related to Company's business. The success of the Company will, to a large extent, depend on the quality of the management of the Company and the producers and director of the Film. Although Management believes that its personnel and the Film's producers and directors will have sufficient business and motion picture experience to supervise the management of the Company and production/distribution of the Film, respectively, there can be no assurance that these individuals and the Management will perform adequately or that limited liability company operations will be successful. Subscribers will have no right or power to take part in the management of the Company. Accordingly, no person should purchase any of the Units offered hereby unless such prospective purchaser is willing to entrust all aspects of the management of the Company to Management (and production of the Film to its producers, directors and Management, as well as
15
distribution to Management and the Film's subsequent distributor) and has evaluated the Management's capabilities to perform its particular functions.

No Escrow / No bond. There is no minimum subscription amount and funds invested in the Offering will not be held in an escrow account. All such funds will be placed in the Company's bank account to be used as described in this Memorandum. If Management is not successful in raising at least $2 million

raising at least $2 million

from this Offering and any other sources, such investors will have a risk of more substantial dilution

than anticipated and a greater risk of loss of all or substantially all of their investment if the Company,

due to inadequate funds from this Offering and other sources, is unable to complete production of the

Film. In order to keep costs down, the Film will not be bonded by a third party, making the results of

the Offering solely dependent upon the decisions of Management.

Potential Competing Assets or Liabilities. Company is not aware of any other films or series in

development about Daniel or other characters featured in the Daniel movie. However, Biblical stories

are increasingly interesting to Distributors, and this could change in the future. Our film has a unique

storyline including numerous Biblical characters from the exile period of 600 BC, and there is always

the possibility that other studios could produce and attempt to distribute a competitive film.

Inadequate Funds. Even if the full Offering is raised, the Company may not have adequate cash to

complete the Film as a result of unforeseen costs or difficulties, which may require the Company to

raise additional financing. If the Company raises capital through equity financings, existing members

may experience dilution in the percentage ownership of their investment. The exact amount of capital

that may be required would depend upon numerous factors, many of which are outside of Company's

control. Company cannot be sure that it will be able to obtain additional financing on acceptable terms

or at all. Failure to obtain additional financing could materially adversely affect the Company's efforts

to produce the Project, and consequently, the value of the Investor Interests purchased through this

offering.

Commercial Success. Even if enough funding is obtained to produce the Film, finance the contracting

of distribution, and produce related ancillary products, there can be no guarantee of the commercial

success of any feature film production or sale of such ancillary products that would result in revenues

to Company. Distributable profits will likely occur only if distribution, publishing, manufacturing, and

licensing contracts provide adequate revenues to the Company to result in distributable profit (and, of

course, the Film and products must have market appeal to attract such revenues).

Reliance on Financial Projections and Assumptions. This Memorandum contains forward-looking

statements regarding Company's plans and objectives for the future. Projections for any business,

including Company's business, are materially dependent upon assumptions. These assumptions are

estimates and are not guaranteed figures. Company has based projections on MPAA average revenues

figures. The MPAA figures are based on significantly more films than Company will have an equity

participation in. There is no guaranty that the films in which Company participates will be able to meet

or exceed MPAA average revenue figures. To the extent that future Company operational results differ

from Company 's assumptions, Company's results of operations will vary from these projections. Such

variance is highly likely, and any such variance may be material and may be adverse to Company.

Currency Fluctuation. All or portions of the Film will likely be produced outside of the United States

(e.g., India). The proceeds of the Offering will be collected in U.S. dollars, so the budget of the Film is

subject to inherent risks of conducting business across international borders, including, but not limited

to, currency exchange rate fluctuations and foreign exchange limitations. Despite efforts by the

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Management to minimize the risks relating to these factors, such factors could have a material adverse

effect on the budget of the Film. That being said, funds to our line producer will be paid in US dollars,

so the fluctuation will be constrained considerably compared to dealing in local currency.

Limited Transferability. It is not anticipated that a public trading market will develop for the Units.

Subscribers may not, therefore, be able to liquidate their investments in the event of an emergency. In
addition, membership interests may not be readily accepted collateral for loans. Also, Management
may not permit an assignee of membership interests to become a substituted member. Consequently,
the purchase of Investor Interests should be considered only as a long-term investment

Tax Considerations. In evaluating the purchase of Units as an investment, a prospective investor
should consider the tax risks thereof, including (i) the possible reallocation of net income and net loss
and credits; (ii) the tax liability resulting from a sale or other disposition of such purchaser's Investor
Interests, or a sale or other disposition of the Film, including income, a portion of which may be taxed
at ordinary income rates; (iii) the possibility that the deductions taken by the members of the Company
in a taxable year might not be allowed in such year or that certain expenses may be required to be
capitalized; (iv) the risk that a purchaser's tax liability may exceed such purchaser's share of cash
distributions for a particular tax year; (v) the possibility that an audit of the Company's informational
returns may result in the disallowance of the members' deductions, and in an audit of the purchaser's
tax return; and (vi) possible adverse changes in the tax laws and their interpretation.

Travis Mann is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Class D Units	500	62	No ⌄
Class A Units	100	100	Yes ⌄

Class of Security Warrants:	Securities Reserved for Issuance upon Exercise or Conversion
Options:	Total Pool: Issued:

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	Unveil Studios Inc
Issue date	12/30/24
Amount	$23,458.00
Outstanding principal plus interest	$23,458.00 as of 10/14/25
Maturity date	12/31/25
Current with payments	Yes

it's a no interest loan

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and

any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
3/2024	Section 4(a)(2)		$4,320	General operations
4/2024	Section 4(a)(2)		$80,000	General operations
7/2024	Section 4(a)(2)		$32,000	General operations
7/2024	Section 4(a)(2)		$4,000	General operations
7/2024	Section 4(a)(2)		$54,000	General operations
7/2024	Section 4(a)(2)		$7,880	General operations
9/2024	Section 4(a)(2)		$24,000	General operations
9/2024	Section 4(a)(2)		$80,257	General operations
12/2024	Section 4(a)(2)		$8,000	General operations
1/2025	Section 4(a)(2)		$4,000	General operations
3/2025	Section 4(a)(2)		$4,000	General operations
4/2025	Section 4(a)(2)		$2,000	General operations
4/2025	Section 4(a)(2)		$1,000	General operations
4/2025	Section 4(a)(2)		$8,000	General operations
4/2025	Regulation Crowdfunding		$827,444	General operations
5/2025	Section 4(a)(2)		$827,444	General operations
6/2025	Section 4(a)(2)		$8,000	General operations
6/2025	Section 4(a)(2)		$8,000	General operations
8/2025	Section 4(a)(2)		$24,000	General operations
8/2025	Section 4(a)(2)		$10,000	General operations
9/2025	Section 4(a)(2)		$500,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Daniel Kooman
Amount Invested	$32,000.00
Transaction type	Other
Issue date	07/16/24
Relationship	Founder

Film Subscription Agreement

Name	Daniel Kooman
Amount Invested	$100,326.00
Transaction type	Loan
Issue date	07/30/24
Outstanding principal plus interest	$0.00 as of 12/30/24
Interest rate	0.0% per annum
Maturity date	07/31/24
Current with payments	Yes
Relationship	Founder

Name	Unveil Studios Inc
Amount Invested	$23,458.00
Transaction type	Loan
Issue date	12/30/24
Outstanding principal plus interest	$23,458.00 as of 10/14/25
Maturity date	12/31/25
Current with payments	Yes
Relationship	80% Owner

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.**Overview**

The Company is a Multi-Member LLC organized in New Mexico creating a film about the Biblical Prophet Daniel
Milestones

Daniel Film LLC was organized in the State of New Mexico in February 2024.

Since then, we have:

- Team's resume includes the $110Million hit movie I Can Only Imagine, Reagan & 2025 Release Zero A.D.

- Mena Massoud, star of Disney's $1.2 Billion Dollar hit Aladdin, stars as DANIEL

- Principal Photography was FUNDED by previous WeFunder round!

- $600,000 P&A Fund Will be Matched for first $600,000 raised for Marketing

- Cannes Film Festival 2024 award winning Cinematographer attached

- The Kooman Brothers films She Has A Name & Breath of Life have reached over 25Million homes

- Our goal is to inspire audiences globally to Stand For the Truth, like Daniel & his three friends

The Company is subject to risks and uncertainties common to early-stage companies. Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future.

Historical Results of Operations

Our company was organized in February 2024 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2024, the Company had revenues of $0.

- *Assets.* As of December 31, 2024, the Company had total assets of $486,139, including $179,918 in cash.

- *Net Loss.* The Company has had net losses of $69,492 through December 31, 2024.

- *Liabilities.* The Company's liabilities totaled $76,136 through December 31, 2024.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $123,784 in debt and $2,518,345 in film financing agreements.
After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 3 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 3 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Daniel Film LLC cash in hand is $180,000, as of October 2025. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $20,000/month, for an average burn rate of $20,000 per month. Our intent is to be profitable in 16 months.

We are entering production on a feature film in September 2025, so the value that our company has increases as we complete the product of our film company, the film itself. We will complete principal photography in October 2025.

We expect to begin earning distribution revenue by April 2026. Expenses until then will be approximately $500,000. Once the film opens, we project roughly $2.5-10 Million in revenues. We will need an additional $2.6M in funding to finish up the film and up to an additional $2.4M in marketing fund.

We are not yet profitable. But after completing the movie in the fall of 2025, we anticipate being profitable by mid 2026 after theatrical film release or other distribution revenues. If we raise our maximum this Wefunder round, we will not need any additional funding to reach profitability.

We have backup lenders in place if equity does not cover the full costs of production and finishing.

All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Daniel Kooman, certify that:

(1) the financial statements of Daniel Film LLC included in this Form are true and complete in all material respects ; and

(2) the financial information of Daniel Film LLC included in this Form reflects accurately the information reported on the tax return for Daniel Film LLC filed for the most recently completed fiscal year.


Daniel Kooman
Director / Producer

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:
- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any

proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://unveiltv.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Daniel Kooman
Matthew Kooman
Travis Mann

Appendix E: Supporting Documents

ttw_communications_149083_191633.pdf
Daniel_Film_LLC_Basic_Operating_Agreement_-_LLC_Manager_Managed_--_Daniel_Film_LLC_02-16-24_SIGNED_BY_TM__1_.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the intermediary's platform.

The following documents will be filed with the SEC:

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Daniel Film LLC

By

Daniel Kooman
_____
Writer/Director

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.



Daniel Kooman
_____
Writer/Director
10/21/2025

Matthew Kooman
_____
Writer/Director
10/21/2025

Travis Mann
_____
Manager
10/22/2025

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.